UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

OWL ROCK CAPITAL CORPORATION II

(Name of Subject Company (Issuer))

OWL ROCK CAPITAL CORPORATION II

(Names of filing Person (Offeror and Issuer))

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

Bryan Cole

Chief Financial Officer and Chief Operating Officer

Owl Rock Capital Corporation II

399 Park Avenue

38th Floor

New York, NY 10022

(212) 419-3000

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing person)

Copy to:

Cynthia M. Krus

Kristin H. Burns

Eversheds Sutherland (US) LLP

700 Sixth Street, NW

Washington, DC 20001

(202) 383-0100

CALCULATION OF FILING FEE

Transaction Valuation(l)	Amount of Filing Fee(2)
$10,000,000	$927.00

(1)

Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to $10,000,000 in value of shares of common stock, par value $0.01 per share, of Owl Rock Capital Corporation II.

(2)

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2022, equals 0.009270% of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Owl Rock Capital Corporation II (the “Company,” “Owl Rock II,” “our,” “we,” or “us”), an externally-managed closed-end management investment company that has made an election to be regulated as a business development company under the Investment Company Act of 1940, as amended (“1940 Act”), and that is incorporated in Maryland. We are offering to purchase up to the number of shares of our issued and outstanding Common Stock that can be repurchased with $10,000,000. The term “Shares” as used herein refers only to those shares of our common stock, par value $0.01 per share (“Common Stock”) that are eligible to be repurchased. Purchases will be made upon the terms and subject to the conditions described in the Offer to Purchase, dated November 22, 2021, (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit 99(a)(1)(B), and the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), a copy of which is filed herewith as Exhibit 99(a)(1)(C). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Letter of Transmittal, respectively, as each may be amended or supplemented from time to time, is hereby incorporated by reference in response to certain items of this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information under the heading “Summary Term Sheet” included in the Offer to Purchase is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer is Owl Rock Capital Corporation II. The address and telephone number of the issuer’s principal executive offices are: 399 Park Avenue, 38th Floor, New York, New York 10022 and (888) 215-2015.

(b) Securities. The subject securities are shares of the Company’s Common Stock. As of November 19, 2021, there were 151,916,469 shares of Common Stock issued and outstanding.

(c) Trading Market and Price. There is no established trading market for the Company’s Common Stock.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The filing person and subject company to which this Schedule TO relates is Owl Rock Capital Corporation II. The address and telephone number of Owl Rock II is set forth under Item 2(a) above. The names of the directors and executive officers of Owl Rock II are as set forth in the Offer to Purchase under the heading “Section 9—Interests of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares,” and such information is incorporated herein by reference. The business address and business telephone number of each director and executive officer of Owl Rock II are c/o Owl Rock Capital Corporation II, 399 Park Avenue, 38th Floor, New York, New York 10022 and (888) 215-2015.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms. The material terms of the transaction are incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Section 1—Purchase Price; Number of Shares; Expiration Date,” “Section 2—Purpose of the Offer; Plans or Proposals of the Company,” “Section 3—Certain Conditions of the Offer,” “Section 4—Procedures for Tendering Shares,” “Section 5—Withdrawal Rights,” “Section 6—Payment for Shares,” “Section 7—Source and Amount of Funds,” “Section 9—Interests of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares,” “Section 13—Certain United States Federal Income Tax Consequences,” and “Section 14—Amendments; Extension of Tender Offer Period; Termination.” There will be no material differences in the rights of the remaining security holders of the Company as a result of this transaction.

(b) Purchases. None of our directors or executive officers intend to tender any of their Shares in the Offer. Therefore, if Shares are tendered in the Offer, the Offer will increase the proportional holdings of our directors and executive officers. See “Section 10—Certain Effects of the Offer” of the Offer to Purchase.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Subject Company’s Securities. Information regarding agreements involving Owl Rock II’s securities is incorporated herein by reference from the Offer to Purchase under the heading “Section 9—Interests of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares.” Except as set forth therein, the Company does not know of any agreement, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable), between the Company, any of its executive officers or directors, any person controlling the Company or any executive officer or director of any corporation ultimately in control of the Company and any other person with respect to the Company’s securities (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. Information regarding the purpose of the transaction is incorporated herein by reference from the Offer to Purchase under the heading “Section 2—Purpose of the Offer; Plans or Proposals of the Company.”

(b) Use of Securities Acquired. Information regarding the treatment of Shares acquired pursuant to the Offer is incorporated herein by reference from the Offer to Purchase under the heading “Section 10—Certain Effects of the Offer.”

(c) Plans. Information regarding any plans or proposals is incorporated herein by reference from the Offer to Purchase under the heading “Section 2—Purpose of the Offer; Plans or Proposals of the Company.”

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. Information regarding the source of funds is incorporated herein by reference from the Offer to Purchase under the heading “Section 7—Source and Amount of Funds.”

(b) Conditions. There are no material conditions to the financing discussed in paragraph (a) above. In the event the primary financing plans fall through, the Company does not have any alternative financing arrangements or alternative financing plans.

(d) Borrowed Funds. Information regarding borrowed funds is incorporated herein by reference from the Offer to Purchase under the heading “Section 7—Source and Amount of Funds.”

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information under the heading “Section 9—Interests of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions. The information under the heading “Section 9—Interests of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. The information under the headings “Important Information,” “Summary Term Sheet,” and “Section 1—Purchase Price; Number of Shares; Expiration Date” in the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information. Not applicable. The consideration offered to security holders consists solely of cash. The Offer is not subject to any financing condition, and Owl Rock II is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR. The information under the caption “Section 8—Financial Statements” in the Offer to Purchase is incorporated herein by reference.

(b) Pro Forma Financial Information. Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information under the heading “Section 12—Additional Information” in the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

(a)(2) The information under the heading “Section 12—Additional Information” in the Offer to Purchase is incorporated herein by reference.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) None.

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed herewith as Exhibits 99(a)(1)(B) and 99(a)(1)(C), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the Securities and Exchange Commission after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

ITEM 12.	EXHIBITS.

99(a)(1)(A) Cover Letter

99(a)(1)(B) Offer to Purchase, dated November 22, 2021.

99(a)(1)(C) Letter of Transmittal.

99(a)(1)(D) Notice of Withdrawal.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

EXHIBIT INDEX

99(a)(1)(A) Cover Letter

99(a)(1)(B) Offer to Purchase, dated November 22, 2021.

99(a)(1)(C) Letter of Transmittal.

99(a)(1)(D) Notice of Withdrawal.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2021

OWL ROCK CAPITAL CORPORATION II

By:	/S/ BRYAN COLE
	Name:	Bryan Cole
	Title:	Chief Financial Officer and Chief Operating Officer